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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.E. Pfeifer & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)


SEC MAIL
RECEIVED
PROCESSING
MAR 2 2005
WASH, D.C.
213
SECTION

5421 Kentucky Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15232-2207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C.E. Pfeifer 412-622-1850 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michalik & Daniels, LLC
(Name – *if individual, state last, first, middle name*)


PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

934 Western Avenue (Address) Pittsburgh (City) PA (State) 15233 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, C.E. Pfeifer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.E. Pfeifer & Company, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public


Notarial Seal
Randi L. Robinson, Notary Public
Irwin Boro, Westmoreland County
Expires Feb. 17, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. E. PFEIFER & CO., INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2004

CONTENTS

Michalik & Daniels, LLC

Certified Public Accountants

934 Western Avenue ◦ Pittsburgh, Pennsylvania 15233
412.322.2662 ◦ Fax: 412.322.0513

Verona Office
723 East Railroad Ave.
Verona, PA 15147
412.826.0533

www.eztaxtime.com

Independent Auditors' Report

The Board of Directors
C.E. Pfeifer & Co., Inc.

We have audited the accompanying statement of financial condition of C.E. Pfeifer & Co., Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.E. Pfeifer & Co., Inc. as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Security and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michalik & Daniels, LLC

Pittsburgh, Pennsylvania
February 20, 2005

C.E. PFEIFER & CO., INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

Assets

Current Assets

Cash	$	32,768
Accounts receivable – clearance account		1,052
Total Assets	$	33,820

Liabilities and Stockholder's Equity

Current Liabilities

Accrued payroll taxes	$	3,888
Accounts payable		22,730
Total Current Liabilities		26,618
Stockholder's Equity		
Capital Stock – no par value; 10,000 shares authorized 100 shares issued and outstanding		7,000
Retained Earnings		202
Total Stockholder's Equity		7,202
Total Liabilities and Stockholder's Equity	$	33,820

The accompanying report and notes to financial statements are integral parts of these financial statements.

C.E. PFEIFER & CO., INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Income

Commissions – securities	$ 25,481
Commissions – real estate	135,910
Consulting and investment services	93,316
	254,707

Expenses

Commissions	121,054
Travel and entertainment	9,421
Rent	12,500
Retirement plan	16,350
Automobile	8,233
Legal and professional fees	6,645
Payroll and payroll taxes	69,170
Telephone	4,683
Subscriptions	1,314
Office supplies	3,228
Miscellaneous	2,057
	254,655

Net Income	$ 52

The accompanying report and notes to financial statements are integral parts of these financial statements.

C.E. PFEIFER & CO., INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows from Operating Activities:		
Net Income		$ 52
Adjustments to reconcile increase in net assets to net cash provided by operating activities:		
Change in assets and liabilities:		
Decrease in receivables	$ 1,516	
Increase in accounts payable	25,000	
Total Adjustments		26,516
Net Cash Provided by Operating Activities		26,568
Cash Flows from Financing Activities:		
Distribution to stockholder		(20,000)
Contribution from stockholder		20,000
Net Cash Used in Financing Activities		0
Net Increase in Cash and Cash Equivalents		26,568
Cash and Cash Equivalents at Beginning of Year		6,200
Cash and Cash Equivalents at End of Year		$ 32,768

The accompanying report and notes to financial statements are integral parts of these financial statements.

C.E. PFEIFER & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2004

	Common Stock	Retained Earnings
Balances at January 1, 2004	$ 7,000	$ 150
Net Income for the year	--	52
Contribution from stockholder	--	20,000
Distributions to stockholder	--	(20,000)
Balances at December 31, 2004	$ 7,000	$ 202

The accompanying report and notes to financial statements are integral parts of these financial statements.

Significant Accounting Policies

The Company provides broker-dealer and investment advisory services. Revenue from investment advisory services is recognized when rendered and related expenses are recorded when incurred. Commission income and expense from customers' security transactions on introduced accounts are recorded on a settlement date basis. Fees for services rendered in the private placement of securities are recognized when earned as specified in the contractual placement agent agreement.

Income Taxes

The Company and its stockholder have elected, under Section 1362 of the Internal Revenue Code, to be treated as a subchapter "S Corporation". As such, the taxable income (loss) of the company is passed through to the stockholder and taxed on his individual income tax return. Therefore, no provision has been made for income taxes on the accompanying financial statements.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures, accordingly, actual results could differ from those estimates.

Related Party

The Company is renting office space owned by C.E. Pfeifer (100% owner of C.E. Pfeifer & Co., Inc.). The total rent paid to C.E. Pfeifer for the year ended December 31, 2004 was $12,500.

Leases

The Company entered into an operating lease for a vehicle in 2002. The lease expires in February, 2007. The future minimum lease payments are as follows:

December 31,	
2005	$ 5,355
2006	$ 5,355
2007	$ 893

Rental payments for the year ending December 31, 2004 were $ 5,355.

Exemption from the Computation of Reserve Requirements Pursuant to Rule 15c3-3

The Company claims exemption from the computation required by SEC Rule 15c3-3 by reason of paragraph (k)(2)(ii) of Rule 15c3-3. The Company is a fully disclosed broker / dealer.

C.E. PFEIFER & CO., INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
SCHEDULE I
DECEMBER 31, 2004

Aggregate Indebtedness:		
Total money liabilities		$ 26,618
Total aggregate indebtedness		26,618
Net Capital:		
Common Stock	$ 7,000	
Retained Earnings	202	
Total available capital		7,202
Net capital before haircuts on securities position		7,202
Haircuts on securities (computed, where applicable, pursuant to rule 15C3-1(f))- equity securities		-0-
Net Capital		$ 7,202
Capital Requirements:		
6 2/3 of aggregate indebtedness	1,774	
Minimum dollar capital requirement	5,000	
Net capital requirement		$ 5,000
Net capital in excess of requirements		2,202
Net capital as above		$ 7,202
Ratio of aggregate indebtedness to net capital		3.6960

C.E. PFEIFER & CO., INC.

RECONCILATION OF NET CAPITAL COMPUTATION TO
DECEMBER 31, 2004 FOCUS REPORT – SCHEDULE II
DECEMBER 31, 2004

	Audit Report	Focus Report
Total Ownership Equity	$ 7,202	$ 7,202
Less:		
Total non-allowable assets	-0-	-0-
Haircuts on securities	-0-	-0-
Net Capital	7,202	7,202
Net Capital Requirement	5,000	7,202
Excess Net Capital	$ 2,202	$ 2,202

No differences exist in the computation of net capital between the audit report and C.E. Pfeifer & Co., Inc.'s Focus Report (Part IIA filing) for the period ending December 31, 2004.

Michalik & Daniels, LLC

Certified Public Accountants

934 Western Avenue ∘ Pittsburgh, Pennsylvania 15233
412.322.2662 ∘ Fax: 412.322.0513

Verona Office
723 East Railroad Ave.
Verona, PA 15147
412.826.0533

www.eztaxtime.com

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
C.E. Pfeifer & Co., Inc.

In planning and performing our audit of the financial statements of C.E. Pfeifer & Co., Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by C.E. Pfeifer & Co., Inc., that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3.

We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that them effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not be necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure including procedures for safeguarding securities, that we consider a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in regulation of registered brokers and dealers, and should not be used for any other purpose.

Michalik & Daniels, LLC

Pittsburgh, Pennsylvania
February 20, 2005